SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

RBCH LTD., individually and derivatively on behalf of BRERA HOLDINGS PLC, Plaintiff, v. RON SADE, EREZ SIMHA, KEREN MAIMON, ALYAZI ALMHEIRI, and TARIQ SALEM EBRAHEEM ALSAMAN ALNUAIMI, Defendants, -and- BRERA HOLDINGS PLC, Nominal Defendant.	Index No. **SUMMONS** Date Index No. Purchased: 6/22/2026

To the Above-Named Defendants:

YOU ARE HEREBY SUMMONED to answer the Complaint in this action and to serve a copy of your Answer on counsel for plaintiff RBCH Ltd., individually and derivatively on behalf of Brera Holdings PLC ("Plaintiff" or "RBCH") within twenty (20) days after the service of this Summons, exclusive of the day of service, or within thirty (30) days after the service is complete if this Summons is not personally delivered to you within the State of New York. In case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the Complaint, together with the costs of this action.

Plaintiff designates New York County as the place of trial. Venue is proper in New York County pursuant to N.Y. C.P.L.R. §§ 501, 503 and 509.

Dated: June 22, 2026

BINDER & SCHWARTZ LLP

/s/ Eric B. Fisher
Eric B. Fisher
Lindsay A. Bush
675 Third Avenue, 26th Floor
New York, New York 10017
Telephone: (212) 933-7008
Email: efisher@binderschwartz.com
Email: lbush@binderschwartz.com

Attorneys for Plaintiff

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

RBCH LTD., individually and derivatively on behalf of BRERA HOLDINGS PLC, Plaintiff, v. RON SADE, EREZ SIMHA, KEREN MAIMON, ALYAZI ALMHEIRI, and TARIQ SALEM EBRAHEEM ALSAMAN ALNUAIMI, Defendants, -and- BRERA HOLDINGS PLC, Nominal Defendant.	Index No. **COMPLAINT**

Plaintiff RBCH Ltd. ("Plaintiff" or "RBCH"), individually and derivatively on behalf of nominal defendant Brera Holdings PLC ("Brera" or the "Company"), by and through undersigned counsel, for its Complaint against Ron Sade ("Sade"), Erez Simha ("Simha"), Keren Maimon ("Maimon"), Alyazi Almheiri ("Almheiri"), and Tariq Salem Ebraheem Alsaman Alnuaimi ("Alnuaimi," and collectively, "Defendants"), respectfully alleges as follows:

NATURE OF THE ACTION

1. This is a shareholder derivative and direct action arising from a series of self-interested transactions by Defendants, current directors of Brera, one of whom also serves as the Company's CEO.

2. At its core, this case concerns a conflicted Board that engineered a below-market share issuance – a registered direct offering of 2,298,000 shares exclusively to two of its own

members (the "RDO") – in order to dramatically increase its voting stake and entrench itself against shareholder opposition. The Board executed the RDO scheme after first positioning itself through a series of self-dealing advisory and compensation arrangements designed to extract value from the Company, and then cemented the RDO's effect by implementing a value-destructive poison pill intended to disadvantage and undermine non-insider shareholders.

3. In September 2025, Brera raised approximately $300 million from outside investors to fund a new business initiative as a digital asset treasury company. Almost immediately, the insiders who seized control of Brera following this transaction began extracting value for themselves and entrenching their positions within the Company.

4. Defendants' self-interested course of conduct includes paying themselves unwarranted fees and other benefits on top of their compensation as Board members, as follows: (a) a strategic advisor agreement under which the director-Defendants awarded themselves warrants representing more than 10% of the Company's equity and recurring cash fees, in exchange for no services; (b) an advisory services agreement paying $250,000 per month to an entity controlled by the same directors, for no documented deliverables; and (c) additional compensation for Defendant Sade's newly established officer position with the Company.

5. After entering into these self-enriching arrangements, the Board then caused Defendants Sade and Maimon to acquire 21.4% of the Company's post-issuance equity through the RDO. Through the RDO, Defendants Sade and Maimon paid only $11.4 million for shares with an attributed net asset value of approximately $29 million post-issuance. All of this was done without a fairness opinion, without an underwriter, and without offering any other shareholders the opportunity to participate.

6. The Board simultaneously deployed a poison pill that blocked other shareholders

from crossing a 9.99% share-ownership threshold without Board approval, while locking in the voting stake that Defendants Sade and Maimon had acquired. In practical terms, the Board members used the RDO and the poison pill to protect and entrench themselves at the expense of the Company's non-insider shareholders.

7. On May 26, 2026, RBCH wrote a letter to the Company to express its concern over the Board's lack of independence and self-dealing and to formally request that the Company convene an extraordinary general meeting ("EGM") to address those concerns. Three days later, immediately after the RDO closed, the Board filed a frivolous lawsuit in Delaware (the "Delaware Lawsuit") against companies associated with RBCH and former Board Member Viktor Fischer ("Fischer"), seeking damages for the Company's decision to terminate a non-binding term sheet pursuant to which the Company would have acquired RockawayX a.s., a global digital asset firm ("RockawayX"). The lawsuit is pretextual and was filed preemptively to dissuade Plaintiff from pursuing claims on behalf of the interests of the Company's non-insider shareholders.

8. The Company is refusing to convene the EGM, which RBCH, as a 10% shareholder, has the right to request. Meanwhile, the Company continues to wastefully spend shareholder funds to silence any dissent so that the Board members can continue extracting value for themselves at the expense of the Company's shareholders.

9. Plaintiff brings this action to recover damages on behalf of the Company with respect to the derivative claims and on behalf of Plaintiff with respect to the direct claims; to obtain disgorgement and rescission of the improperly obtained compensation and shares; to enjoin voting of the improperly acquired RDO shares; and to obtain declaratory and injunctive relief with respect to the entrenchment devices employed by the Board.

THE PARTIES

10. Plaintiff RBCH is a Cayman Islands exempted company and a venture capital investment vehicle. RBCH is a vehicle through which its sole member, Rockaway Blockchain Fund I, L.P., a Cayman Islands exempted limited partnership, managed by its general partner, Rockaway Blockchain GP Ltd. ("Rockaway GP"), a Cayman entity, makes all of RBCH's venture capital investments. Rockaway GP is wholly owned by RockawayX, which, among other things, owns and operates computer servers that help process and verify transactions on blockchain networks and invests in early-stage companies in the digital asset space.

11. RBCH invested $50 million in the Company's September 2025 PIPE Offering and owns in excess of 10% of Brera's outstanding Class B Ordinary Shares and has continuously held its shares in the Company since that time.

12. Since September 2025, Defendant Sade has served as a director and strategic advisor to Brera. In addition, since May 1, 2026, Defendant Sade has served as the Company's Chief Executive Officer. Upon information and belief, Sade holds Israeli and Portuguese citizenship and is a UAE resident.

13. Since December 2025, Defendant Simha has served as a director of Brera and Chair of its Audit Committee. Upon information and belief, Simha is a U.S. resident and Israeli citizen.

14. Since September 2025, Defendant Maimon has served as a director and strategic advisor to Brera. Upon information and belief, Maimon holds Israeli citizenship and is a resident of the United Arab Emirates.

15. Since September 2025, Defendant Almheiri has served as a director and strategic advisor to Brera. Upon information and belief, Almheiri is a UAE citizen and resident.

16. Since September 2025, Defendant Alnuaimi has served as a director and strategic advisor to Brera. Upon information and belief, Alnuaimi is a UAE citizen and resident.

17. Nominal Defendant Brera is a public limited company incorporated under the laws of Ireland, with its registered office at Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland. The Company's Class B Ordinary Shares trade on the NASDAQ Capital Market under the ticker symbol "SLMT." Brera is named as a nominal defendant solely in its capacity as the entity on whose behalf the derivative claims are asserted.

JURISDICTION AND VENUE

18. This Court has jurisdiction pursuant to N.Y. C.P.L.R. § 302.

19. This Court has personal jurisdiction over the Company and Defendants Sade, Almheiri, Maimon, and Alnuaimi, pursuant to the New York forum selection clause contained in the strategic advisor agreement dated September 18, 2025 (the "Strategic Advisor Agreement"), which provides: "This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of law principles. Any dispute arising between the Parties out of or in connection with this Agreement will be finally resolved in state or federal court in New York, New York."

20. This Court has personal jurisdiction over the Company and Defendants Sade, Almheiri, Maimon, and Alnuaimi, pursuant to the consent-to-jurisdiction provisions in the Amendment to the Strategic Advisor Agreement, dated October 28, 2025, which provides that the Company and each holder "irrevocably submits to the exclusive jurisdiction of the ... courts sitting in The City of New York, Borough of Manhattan" and "irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient

forum or that the venue of such suit, action or proceeding is improper."

21. This Court has personal jurisdiction over the Company and Defendants pursuant to CPLR § 302(a)(1) in that the Company and Defendants transacted business in New York, including by engaging Cantor Fitzgerald & Co., a New York-based financial institution, as the sole placement agent for the PIPE Offering; by listing the Company's shares on NASDAQ, a U.S. national securities exchange; by designating Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168, as the Company's agent for service of process in the United States; and by contracting with Equiniti Trust Company, LLC ("Equiniti Trust"), 28 Liberty Street, Floor 53, New York, NY 10005, to act as the Rights Agent pursuant to the April 24, 2026 Rights Agreement.

22. The Court has personal jurisdiction over the Company and Directors because they entered into a number of contracts selecting New York as the exclusive forum for any disputes arising out of the Company's business. These agreements include those already described above and other agreements, including the NDA executed in connection with the Company's failed merger with RockawayX, in which the Company submitted to the "exclusive personal jurisdiction of the courts of the State of New York" and also covenanted "not to commence any such action, suit or proceeding except in such courts."

23. Venue is proper in New York County pursuant to N.Y. C.P.L.R. §§ 501, 503 and 509 because of the series of contracts with contractual forum selection clauses designating "state or federal court in New York, New York," and a substantial part of the events or omissions giving rise to the claims occurred in New York County.

FACTUAL ALLEGATIONS

A. The PIPE Transaction and Board Reconstruction

24. Brera was originally formed in 2022 as a company whose business was buying and managing professional soccer clubs around the world. In September 2025, the Company made a strategic decision to expand its business to include a digital asset treasury company. It now operates under the name "Solmate Infrastructure" and its primary business is holding and earning returns on Solana cryptocurrency, a public blockchain platform with SOL as its native currency.

25. On September 18, 2025, in order to fund the Company's strategic pivot, Brera entered into securities purchase agreements and registration rights agreements with accredited investors for a private placement offering of Class B Ordinary Shares and warrants, with aggregate gross proceeds of approximately $300 million (the "PIPE Transaction"). Cantor Fitzgerald & Co. ("Cantor") acted as the exclusive financial advisor and sole placement agent for the PIPE Transaction.

26. The PIPE Offering closed on September 23, 2025. RBCH was the single largest investor, committing $50 million.

27. Contemporaneous with the PIPE Transaction, five prior members of the Board resigned and were replaced by Defendants Sade, Almheiri, Maimon, Alnuaimi, and non-parties Fischer, Dr. Arthur Laffer, and Alberto Libanori.

B. Insider Share Sales at PIPE Closing

28. During the 60 days before the PIPE Transaction closed on September 23, 2025, Defendants Sade, Almheiri, and Maimon, all of whom were in possession of non-public information, sold shares at average prices per share between $31-$35, dramatically above the PIPE price of $4.50 per share.

29. Other PIPE investors, including Plaintiff, were under lockup and could not sell during that same period.

30. Upon information and belief, the selling Defendants were in possession of non-public information concerning the PIPE transaction and/or did not comply with the Company's internal trading policies, which required CFO approval and adherence to designated trading windows.

31. The sales by Defendants Sade, Almheiri and Maimon on or before the closing of the PIPE Transaction reflect a deliberate effort by the selling Defendants to capitalize on favorable pricing before the other PIPE investors could access the market, and a complete disregard of the Company's own trading policies that were designed to prevent this type of self-dealing and preferential treatment.

C. <u>The Strategic Advisor Agreement</u>

32. On September 18, 2025, simultaneously with the PIPE Transaction, the Company announced that it was entering into a 10-year Strategic Advisor Agreement with, among others, Defendants Sade, Almheiri, Maimon, and Alnuaimi (collectively, the "Strategic Advisors"), pursuant to which the Strategic Advisors were to provide "strategic advice and guidance relating to the Company's business, operations and growth initiatives, and industry trends in the crypto technology sector."

33. In consideration for their services, the Strategic Advisors received: (i) cash compensation equal to 0.8573% per annum of the Company's SOL Assets Under Management up to $1 billion, and additional compensation above $1 billion; (ii) pre-funded warrants to purchase shares equal to 10% of the aggregate PIPE issuance; (iii) common warrants to purchase shares equal to 50% of the pre-funded warrant shares; and (iv) additional performance-based warrants.

34. The fees allocated to the Strategic Advisors were not disclosed to PIPE shareholders until after the transaction closed on September 23, 2025. The late disclosure of these fees is indicative of the Defendants' intent to conceal the scope of their self-dealing and deprive investors of critical information necessary to evaluate the fairness of the arrangement.

35. Four of the five Strategic Advisors simultaneously serve on the Board. In addition, Defendant Sade now serves as the Company's CEO.

36. Upon information and belief, the Strategic Advisors have not provided any services to the Company distinct from their roles as directors and, in the case of Defendant Sade as CEO as well as director.

37. The Strategic Advisor Agreement grants the Strategic Advisors a 10-year revenue stream tied to the Company's assets under management, warrants representing a substantial equity stake, and performance-based instruments.

D. The Pulsar Service Agreement

38. On February 9, 2026, effective retroactively from January 1, 2026, the Company entered into an advisory services agreement with Pulsar Group Ltd. ("Pulsar Group"), the sponsor of the Company's September 2025 PIPE Transaction (the "Pulsar Service Agreement"). Under the Pulsar Services Agreement, Pulsar Group was to serve as the Company's exclusive consultant for business development in Gulf Cooperation Council countries for a monthly fee of $250,000 over a two-year term ($6 million total).

39. Three of the five directors of Brera (Defendants Almheiri, Maimon, and Alnuaimi) are directors of Pulsar Group, and Defendant Sade, the Company's CEO, is a partner of Pulsar Group.

40. The Pulsar Service Agreement does not list any key performance indicators or deliverables. The services overlap with those purportedly provided under the Strategic Advisor

Agreement.

41. Upon information and belief, Pulsar Group has not provided any services to the Company.

42. After paying $1 million in cash to Pulsar Group, the Company announced in a Form 6-K filed on April 27, 2026, that, following pressure from investors, the Company and Pulsar Group mutually agreed to suspend payment and accrual of the monthly fee until further notice "with all other terms of the Agreement, as amended, remaining in full force and effect."

43. The Pulsar Service Agreement is another instance of the Defendants' pattern of self-dealing, layering on duplicative fees for no services. Through the Pulsar Services Agreement, the Company committed $6 million in shareholder funds to an entity whose principals overlap almost entirely with the Company's own Board and management.

44. Further, the retroactive effective date, the absence of any arm's length safeguards, and the unexplained suspension of further payments illustrate that the Pulsar Service Agreement was not a genuine commercial arrangement, but rather a mechanism for conflicted insiders to extract additional Company funds for their own benefit.

E. <u>The Poison Pill/Rights Agreement</u>

45. On April 24, 2026, the Company's Board of Directors adopted a rights agreement with Equiniti Trust (the "Rights Agreement"), prohibiting any person or group from acquiring beneficial ownership of more than 9.99% (or 20% in the case of existing 13G investors) of the Company's outstanding ordinary shares without the prior approval of the Board.

46. The stated purpose of the Rights Agreement was "to enable all shareholders of the Company to realize the long-term value of their investment in the Company and to guard against attempts to acquire control of the Company at an inadequate price."

47. The Rights Agreement causes significant dilution to any "Acquiring Person" who

exceeds the ownership threshold without Board approval. The Board retains unilateral authority to grant waivers, to redeem the Rights, and to amend the agreement.

48. The Rights Agreement, by failing to provide any meaningful check on the Board's discretion to provide waivers to Board members or other favored parties, has the effect of entrenching the Board and boxing out other shareholders. Any attempt by non-insider shareholders to acquire more than the 9.99% threshold of ownership will trigger punitive dilution of the shares.

F. <u>The Late 20-F Filing and Registration Lapse</u>

49. The Company's Annual Report on Form 20-F for fiscal year 2025 was due on April 30, 2026. It was not filed until May 15, 2026 (the "2025 Form 20-F").

50. As a result of the late filing, the PIPE Registration Statement became ineffective, rendering the PIPE shares illiquid. PIPE shareholders remain unable to sell their shares.

51. Under the Registration Rights Agreement, each PIPE shareholder is entitled to liquidated damages of $1,000 per day (approximately $80,000 per day in the aggregate for all PIPE investors), plus default interest, until the liquidated damages are paid in full.

52. The liquidated damages remain unpaid and thus the Company owes the PIPE investors more than $3 million in damages, plus interest, which amount continues to accrue daily.

G. <u>Executive Appointment and Compensation</u>

53. On April 24, 2026, the Company terminated then-CEO Marco Santorini allegedly for cause.

54. Effective May 1, 2026, Defendant Sade was appointed as the Company's CEO with compensation of $450,000 per annum, a $200,000 signing bonus, and performance-based equity awards in successive $1.6 million tranches. His employment agreement has not been

publicly disclosed.

55. This executive compensation package for Defendant Sade is layered on top of the Strategic Advisor compensation already being received by him and more than $200,000 per year in Board compensation, representing duplicative payments for overlapping roles.

H. <u>The Registered Direct Offering</u>

56. In the Company's 2025 Form 20-F, filed on May 15, 2026, and signed by Defendant Sade—three weeks after the Company terminated Marco Santorini as CEO—the Company disclosed that "management carried out an evaluation, under the supervision of [the Company's] Chief Executive Officer and [the Company's] Chief Financial Officer" regarding "the effectiveness of [the Company's] disclosure controls and procedures."

57. The Company identified in the 2025 Form 20-F "a material weakness" regarding the Company's "internal control over financial reporting related to the accounting, review, authorization, and recording of equity transactions, including issuances of new equity instruments, warrant exercises and share conversions, and the execution of reverse stock splits." It attributed this to, among other things, a "lack of sufficient internal controls."

58. The Company also identified in the 2025 Form 20-F a "material weakness" with regard to "the Company's internal control over financial reporting related to the identification, review, approval, and disclosure of related party transactions." The report further stated that "[s]pecifically, the Company did not maintain effective controls designed to ensure that related party transactions and potential conflicts of interest involving the Company's directors, officers, significant shareholders, and affiliated entities were timely identified, benchmarked, evaluated with sufficient scrutiny for compliance in accordance with Company policies and applicable governance requirements, assessed for proper accounting treatment and disclosure, and monitored on an ongoing basis."

59. The Company attributed this "material weakness" to "insufficient formalized procedures, inadequate segregation of duties, limited documentation supporting the review process for related party arrangements, and ineffective monitoring controls over transactions involving related parties and affiliated entities" and stated that it was "in the process of implementing a remediation plan."

60. Undeterred by the "material weaknesses" identified by the Company in the 2025 Form 20-F signed by Defendant Sade, the Company fired its CEO allegedly for cause on April 24, 2026, appointed Defendant Sade as the new CEO on May 1, 2026, and then three weeks later, on May 21, 2026, announced the RDO of 2,298,000 Class B Ordinary Shares (approximately 21.4% of post-issuance capitalization) exclusively to Defendants Sade and Maimon at a price of $4.97 per share.

61. The purchase price of $4.97 was approximately a 6% premium over the market price of $4.67, which was the lowest price since the PIPE Transaction closed except for three trading days around the date the RDO was announced.

62. The net asset value per share at the time was approximately $14.70 pre-issuance. Sade and Maimon thus acquired shares with an attributed net asset value of approximately $29 million (21.4% of $139 million in total stated assets post transaction) for only $11.4 million.

63. The RDO was completed without an underwriter or placement agent.

64. Sade and Maimon exceeded the 9.99% ownership threshold set by the Rights Agreement but were permitted to do so by the Board. No other investor or existing shareholder was given the opportunity to participate in the RDO. No other shareholder can exceed the 9.99% cap set forth in the Rights Agreement without triggering the poison pill's punitive share dilution.

65. The negative economic impact on original shareholders was approximately $18

million, which was captured by the insiders who participated in the RDO.

66. The RDO closed on May 27, 2026.

67. Further illustrating the Board's determination to remain in control of the Company notwithstanding the best interests of the Company's shareholders, on June 1, 2026, just days after the RDO closed, the Company refused to consider a non-binding offer from Forward Industries, Inc. ("Forward") for an all-stock transaction at a 30% premium over the market price. This unsolicited offer was days after Defendant Sade publicly claimed that the Company was "actively evaluating" additional strategic partnerships and transactions.

68. The Board dismissed Forward's potentially valuable offer out of hand, refusing to allow the Company's shareholders the opportunity to be heard or to vote on the potential transaction, stating, in conclusory and uninformed fashion, that it was not in the best interest of the Company to even consider Forward's offer.

69. Thus, within three weeks of Defendant Sade's appointment as CEO, Defendants Sade and Maimon acquired more than 20% of the Company's post-issuance capitalization through the RDO at a fraction of the shares' net asset value. The RDO was done without an underwriter, without obtaining a fairness opinion, and in the absence of an independent process. No other investor was invited to participate in the RDO, which was clearly designed to benefit Defendants Sade and Maimon at the expense of the Company and its non-insider shareholders.

70. Further, days after the RDO closed, the Board outright rejected a potential all-stock transaction with Forward for a substantial premium over the market price of the Company's shares (and an even more substantial premium over the below-market RDO price).

I. <u>RBCH's Request for an Extraordinary General Meeting</u>

71. On May 26, 2026, the day before the RDO closed, RBCH requested the scheduling of an EGM to remove and replace the Company's Board (the "Requisition Notice").

72. In response, the Board of Directors issued a self-serving May 28, 2026 Letter to Shareholders stating that RBCH is affiliated with Fischer, whom they describe as a "disgruntled former board member," and attempt to explain the Requisition Notice as a "transparent and improper attempt to wrest control of the Company" as a result of the Company's February 5, 2026 decision to terminate a non-binding term sheet relating to the proposed acquisition of RockawayX. The Board then retaliated against RockawayX, attempting to silence its critiques of the Board by filing the pretextual Delaware Lawsuit.

73. The Board's disparaging statement about RockawayX contradicts what the Company said just a few days after the potential transaction with RockawayX was terminated. At that time, in a February 9, 2026 Letter to PIPE Investors following the Company's decision not to pursue the acquisition, the Company's then-CEO stated that: "RockawayX and Solmate aren't parting ways. RockawayX continues to be one of our largest investors. Our teams coordinate weekly, if not daily. Viktor remains on our board of directors. We will continue to operate the UAE's only performant bare metal validator and grow it together. The best way for us to move forward is as strategic partners."

74. The Board's disparagement of Mr. Fischer and RockawayX in response to the request for the EGM flatly contradicted their earlier positive statements about RockawayX. This disparagement was part of the Board's campaign to justify and distract attention away from their own self-serving actions.

75. On June 2, 2026, just days after the Requisition Notice, the Board sent a notice scheduling the 2026 annual general meeting ("AGM") on June 26, 2026, for the purpose of re-electing the Defendants to the Board to serve an additional one-year term. The record date for the AGM is June 1, 2026—three business days after the RDO closed. In other words, the AGM

was scheduled so as to ensure that Defendants Sade and Maimon could vote their ill-gotten RDO shares to further entrench the current Board.

76. On June 18, 2026, the Company filed Amendment No. 1 to the Annual Report on Form 20-F, again signed by Defendant Sade, which again identified the previously-identified material weaknesses in the Company's equity transactions and related parties' transactions, provided additional detail concerning the "remediation plan" that the Company was "in the process of implementing" and stated that the material weaknesses "will not be considered remediated until the enhanced controls have been fully implemented, operated for a sufficient period of time, and management has concluded, through testing, that the controls are operating effectively."

DEMAND FUTILITY

77. Plaintiff has not made a demand upon the Board of Directors of Brera to institute this action because such demand would be futile.

78. The Board currently consists of five members: Sade, Almheiri, Maimon, Alnuaimi, and Simha.

79. Four of the five directors — Sade, Almheiri, Maimon, and Alnuaimi — personally participated in and financially benefited from the Strategic Advisor Agreement, the Pulsar Service Agreement, and, in the case of Sade and Maimon, the RDO. Each is a named Defendant in this action. Each faces a substantial likelihood of personal liability. None is capable of impartially evaluating a litigation demand.

80. The fifth director, Simha, lacks the independence necessary to objectively evaluate a demand against his fellow directors and associates.

81. No independent director exists on the current Board who could objectively

evaluate a litigation demand against the remaining Board members. Accordingly, a pre-suit demand would be futile.

CAUSES OF ACTION

FIRST CAUSE OF ACTION
BREACH OF FIDUCIARY DUTY
(Derivative Claim Against Defendants Sade, Simha, Maimon, Alnuaimi, and Almheiri)

82. Plaintiff repeats and realleges paragraphs 1 through 81 above as though fully set forth herein.

83. As directors of the Company, each of the individual Defendants owed fiduciary duties to the Company under Irish law, including duties at common law and the duties set forth in Section 228(1) of the Irish Companies Act 2014, which include the duty to:

a. act in good faith in what the director considers to be the interests of the company;

b. act honestly and responsibly in relation to the conduct of the affairs of the company;

c. act in accordance with the company's constitution and exercise his or her powers only for the purposes allowed by law;

d. not use the company's property, information or opportunities for his or her own or anyone else's benefit unless—

   i. this is expressly permitted by the company's constitution; or

   ii. the use has been approved by a resolution of the company in general meeting;

e. avoid any conflict between the director's duties to the company and the director's other (including personal) interests unless the director is

released from his or her duty to the company in relation to the matter concerned, whether in accordance with provisions of the company's constitution in that behalf or by a resolution of it in general meeting;

f. exercise the care, skill and diligence which would be exercised in the same circumstances by a reasonable person having both—

   i. the knowledge and experience that may reasonably be expected of a person in the same position as the director; and

   ii. the knowledge and experience which the director has;

and

g. have regard to the interests of its members.

84. In addition to the foregoing statutory duties, the Defendants were subject to the following duties that arise under Irish common law:

a. Duty of loyalty to the Company: each Defendant, as a director and/or officer of an Irish company, owed fiduciary duties of loyalty to Brera. Those duties required each Defendant to act loyally and bona fide in the interests of Brera as a whole, and not to prefer his or her own interests, or the interests of any related person or entity, over the interests of Brera.

b. Duty to act in good faith in the interests of the Company as a whole: each Defendant owed a duty to exercise his or her powers in good faith in what he or she honestly considered to be the interests of Brera as a whole. That duty required the Defendants to consider the interests of Brera and its members generally, and not merely the interests of the incumbent Board, management, insiders, strategic advisors, or any

particular shareholder or faction.

c. Duty to exercise powers for proper purposes: each Defendant owed a duty not to exercise corporate powers for an improper or collateral purpose. In particular, the Defendants were required to exercise powers relating to the allotment and issuance of shares, approval of related-party transactions, adoption or waiver of rights-plan restrictions, fixing of record dates, convening of shareholder meetings, and tabulation of shareholder votes only for proper corporate purposes, and not for the purpose of entrenching themselves in office, diluting or disenfranchising other shareholders, transferring value to insiders, or securing control of Brera.

d. Duty not to use powers for personal advantage: each Defendant owed a duty not to exercise his or her powers as a director or officer for personal profit, private advantage, or the advantage of connected persons or entities. That duty prohibited the Defendants from causing Brera to enter into transactions or arrangements designed or intended to confer benefits on themselves or their affiliates at the expense of Brera or its shareholders.

e. Duty to avoid conflicts of interest and divided loyalties: each Defendant owed a duty to avoid placing himself or herself in a position where his or her personal interests, or duties owed to another person or entity, conflicted or might conflict with his or her duties to Brera. The Defendants were required to act independently in the interests of Brera

and could not prefer the interests of themselves, Pulsar Group, any Strategic Advisor, any insider subscriber, any nominating or affiliated person, or any other connected entity over the interests of Brera.

f. Duty not to profit from corporate property, information, or opportunities: each Defendant owed a duty not to misappropriate, divert, or exploit Brera's property, information, opportunities, contractual rights, share issuance powers, corporate opportunities, or governance machinery for his or her own benefit or for the benefit of any connected person or entity, except where such conduct was fully authorized in accordance with Irish law and Brera's constitution.

g. Duty of care, skill, and diligence: each Defendant owed a common law duty to exercise the care, skill, and diligence reasonably expected of a director in his or her position and circumstances. That duty required the Defendants to inform themselves adequately before approving material corporate transactions, to assess the commercial substance and fairness of transactions involving insiders or connected persons, to consider the consequences of share issuances and rights-plan waivers, and to take appropriate steps to protect Brera from unnecessary loss or harm.

h. Duty of independent judgment: each Defendant owed a duty to exercise independent judgment in relation to the affairs of Brera. That duty required the Defendants to consider independently whether the challenged transactions and corporate actions were in Brera's interests, including the Strategic Advisor Agreement, the Pulsar Service

Agreement, the RDO, any waiver or non-application of the Rights Agreement in favor of Sade and Maimon, the timing and record date of the AGM, and the proposed voting or counting of the RDO Shares.

i. Duty to maintain proper standards of commercial probity: each Defendant owed a duty to conduct the affairs of Brera in accordance with proper standards of commercial probity and responsible corporate governance. That duty required the Defendants to avoid self-dealing, undisclosed or inadequately managed conflicts, non-arm's-length transactions, excessive or duplicative compensation arrangements, selective treatment of shareholders, and the use of corporate machinery to perpetuate control by conflicted insiders.

j. Duties in respect of shareholders' interests in the Company: in exercising powers affecting Brera's share capital, voting rights, shareholder meetings, and control of the Board, each Defendant was required to have proper regard to the interests of Brera's members as a whole and not to act in a manner that unfairly prejudiced, diluted, disenfranchised, or disregarded the interests of shareholders other than the insider Defendants.

85. Defendants have breached their fiduciary duties by, among other actions:

(i) causing the Company to issue 2,298,000 shares at $4.97 per share (approximately 34% of the net asset value of $14.70 per share pre-issuance) exclusively to Defendants Sade and Maimon, destroying approximately $18 million in existing shareholder value;

(ii) failing to obtain a fairness opinion or conduct any independent process in connection with the RDO;

(iii) failing to offer shares to any other investor or existing shareholder in connection with the RDO;

(iv) causing the Company to enter into the Strategic Advisor Agreement under which they awarded themselves warrants representing more than 10% of the Company's equity and cash compensation equal to 0.8573% of SOL AUM per annum for a ten-year term, in exchange for no services;

(v) causing the Company to enter into the Pulsar Service Agreement, paying $250,000 per month to Pulsar Group, an entity controlled by four of the five Board members, for no defined services, no KPIs, and no deliverables, and for services that overlap entirely with the Strategic Advisor Agreement;

(vi) causing the Company to pay excessive compensation to Sade, in addition to the Strategic Advisor Agreement compensation, without any disclosed selection process or publicly filed employment agreement; and

(vii) failing to cause the Company to timely file its 2025 Form 20-F by the April 30, 2026 deadline, thereby causing the PIPE Registration Statement to become ineffective and exposing the Company to aggregate liquidated damages of approximately $80,000 per day and the risk of NASDAQ delisting.

86. In addition, the Defendants have breached their foregoing duties by causing, approving, permitting, ratifying, or failing to prevent a series of conflicted and insider-favoring transactions and corporate actions. Those breaches included, without limitation:

a. causing or permitting Brera to issue 2,298,000 Class B Ordinary Shares exclusively to Sade and Maimon through the RDO, at an alleged material discount to Brera's net asset value per share, without offering the opportunity to other shareholders and without a proper independent process or fairness review;

b. selectively applying, waiving, or failing to apply the Rights Agreement so that non-insider shareholders remained constrained from acquiring equivalent voting power while Sade and Maimon were permitted to exceed the ownership threshold through the RDO;

c. fixing or relying upon an AGM record date and noticing an AGM in circumstances where the newly issued RDO Shares could be voted to re-elect the incumbent directors, notwithstanding that the propriety and validity of those shares were disputed;

d. using Brera's share issuance powers, contractual powers, rights-plan powers, meeting powers, and voting machinery for the improper purposes of transferring value to insiders, diluting other shareholders, disenfranchising opposition, and entrenching the incumbent Board;

e. failing to disclose, manage, avoid, or neutralize conflicts of interest and divided loyalties affecting directors and officers who stood on both sides of the challenged transactions or personally benefited from them;

f. causing or permitting Brera to enter into the Strategic Advisor Agreement in circumstances where insiders and directors stood to receive substantial cash, warrant, and other benefits, allegedly for

services that were duplicative, inadequately substantiated, and not approved through a proper independent process;

g. causing or permitting Brera to enter into and make payments under the Pulsar Service Agreement in circumstances where Pulsar Group was connected to Brera directors and/or officers, the agreement allegedly lacked meaningful deliverables, and the services allegedly overlapped with services already covered by other insider arrangements;

h. approving or permitting excessive, duplicative, or inadequately disclosed compensation arrangements for insider directors and officers, including compensation layered on top of advisory fees, director fees, warrants, and other benefits; and

i. failing to inform themselves adequately, exercise independent judgment, obtain independent advice, or subject the challenged transactions to proper scrutiny before causing or permitting Brera to enter into them.

87. The foregoing conduct constituted breaches of the Defendants' Irish common law duties and caused injury to Brera and its shareholders, including dilution, transfer of value to insiders, impairment of shareholder voting rights, distortion of Brera's corporate governance, and entrenchment of conflicted directors.

88. As a direct and proximate result of these breaches, the Company has been damaged in an amount to be determined at trial but believed to exceed tens of millions of dollars.

SECOND CAUSE OF ACTION
<u>OPPRESSION — SECTION 212, IRISH COMPANIES ACT 2014</u>
(Direct Claim Against Defendants Sade, Simha, Maimon, Almheiri, and Alnuaimi)

89. Plaintiff repeats and realleges paragraphs 1 through 88 above as though fully set

forth herein.

90. Under Section 212 of the Irish Companies Act 2014, which governs this claim under the internal affairs doctrine, any member of a company may apply to the court for an order under section 212 on the grounds that "the company's affairs are being conducted or the directors' powers are being exercised in a manner . . . oppressive to [the member] or any of the members ... or in disregard of his or their interests as members."

91. The cumulative pattern of conduct described herein — self-dealing through the exclusive RDO to insiders at a fraction of NAV, the selective deployment of the poison pill, and the entrenchment of a conflicted Board, the Strategic Advisor Agreement and Pulsar Service Agreement — demonstrates that the Company's affairs are being conducted in a manner oppressive to, and in disregard of, the interests of Plaintiff and other minority shareholders.

92. Plaintiff is entitled to such relief as the Court deems appropriate under Section 212, including but not limited to an order directing or prohibiting any act or cancelling or varying any transaction; directing the purchase of any shares of any members of the Company by the Plaintiff, an order regulating the future conduct of the Company's affairs, or an order for the payment of compensation.

THIRD CAUSE OF ACTION
DECLARATORY JUDGMENT
(Direct Claim Against Defendants Sade and Maimon)

93. Plaintiff repeats and realleges paragraphs 1 through 92 above as though fully set forth herein.

94. There is a dispute regarding the validity of the RDO and the issuance of the 2,298,000 shares at $4.97 per share exclusively to Defendants Sade and Maimon.

95. Plaintiff seeks a declaration that the RDO shares were improperly issued and

Defendants Sade and Maimon should not be permitted to vote the improperly obtained RDO shares at the Company's upcoming AGM or in connection with any other shareholder vote.

96. Alternatively, Plaintiff seeks a declaration that any RDO shares voted by Sade and Maimon should not be tabulated by the Company.

97. This dispute presents an actual, present controversy of a justiciable nature concerning the parties' respective rights and obligations under the RDO.

FOURTH CAUSE OF ACTION
<u>INJUNCTION</u>
(Direct Claim Against Defendants Sade and Maimon)

98. Plaintiff repeats and realleges paragraphs 1 through 97 above as though fully set forth herein.

99. Plaintiff has demonstrated a likelihood of success on the merits of its claims.

100. Absent injunctive relief enjoining Defendants Sade and Maimon from voting their improperly obtained RDO shares at the Company's upcoming AGM or in connection with any other shareholder vote, the Defendants will continue to approve transactions that further entrench the current Board, and that are in their own self-interest, to the detriment of Plaintiff and other minority shareholders.

101. As a result of Defendants' pattern of self-dealing and breaches of fiduciary and common law duties the balance of the equities tip in Plaintiff's favor.

102. Accordingly, Sade and Maimon should be enjoined from voting the RDO shares. Alternatively, the Company should be enjoined from tabulating any votes cast by Sade and Maimon on account of the RDO shares.

WHEREFORE, Plaintiff demands judgment against Defendants in the Company's favor on the derivative claim and in favor of Plaintiff on the direct claims, as follows:

A. as to the First Cause of Action, granting such relief as the Court deems appropriate under Section 232 of the Irish Companies Act 2014, including the disgorgement of all compensation, fees, and other benefits improperly obtained from the Company, including all cash fees paid under the Strategic Advisor Agreement and the Pulsar Service Agreement, all signing bonuses and compensation paid to Defendant Sade in connection with his executive appointment, and the value of all warrants and equity awards received by Defendants under the Strategic Advisor Agreement;

B. as to the Second Cause of Action, granting such relief as the Court deems appropriate under Section 212 of the Irish Companies Act 2014, including but not limited to an order directing or prohibiting any act or cancelling or varying any transaction; directing the purchase of any shares of any members of the Company by the Plaintiff, an order regulating the future conduct of the Company's affairs, and/or an order for the payment of compensation;

C. as to the Third Cause of Action, declaring that the 2,298,000 shares issued to Defendants Sade and Maimon in the RDO were improperly issued, ordering rescission of such shares or, in the alternative, awarding damages equal to the difference between the value of such shares on the transaction date and the price paid by Defendants Sade and Maimon;

D. as to the Fourth Cause of Action, enjoining Defendants Sade and Maimon from voting their improperly obtained RDO shares at the Company's upcoming AGM or in connection with any other shareholder vote, or, alternatively, enjoining the Company from counting any votes cast on account of the RDO shares;

E. awarding Plaintiff its reasonable attorneys' fees, costs, and expenses incurred in connection with this action;

F. awarding pre-judgment and post-judgment interest at the maximum rate permitted by law; and

G. granting such other and further relief as the Court deems just and proper.

Dated: June 22, 2026

BINDER & SCHWARTZ LLP

/s/ Eric B. Fisher
Eric B. Fisher
Lindsay A. Bush
675 Third Avenue, 26th Floor
New York, New York 10017
Telephone: (212) 933-7008
Email: efisher@binderschwartz.com
Email: lbush@binderschwartz.com

Attorneys for Plaintiff